SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2003

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF No. 02.558.124/0001-12
NIRE 3330026237-7
Open Company
CVM Registration No. 01764-7

Summary Minutes of Special General Meeting
held on December 30, 2002

1 — DATE, TIME AND PLACE: December 30, 2002, at 2pm, held at the Company’s headquarters, at Rua Regente Feijó n° 166 suite 1687-B, Centro, City and State of Rio de Janeiro. 2 — PRESENCE: Shareholders representing the legal quorum to start a General Meeting, as per the records and signatures included in the Presence Book of the Company’s Shareholders. The meeting was also attended by Mr. Jorge Luis Rodriguez, CEO, Daniel Eldon Crawford, Vice-President, Norbert Glatt, Manager for Relation with Investors and Rui Dell’Avanzi, member of Company’s Statutory Audit Committee. 3 — CHAIR: Chairman: Daniel Eldon Crawford; Secretary: Pedro Antônio Batista Martins. 4 — PUBLICATION OF NOTICES AND OTHER DOCUMENTS: Call notice published, under the terms of Article 124 of Act No. 6.404/76, in the newspapers Valor Econômico and Diário Oficial do Estado do Rio de Janeiro, in issues of December 12, 13 and 16, 2002. 5 — AGENDA: (i) approve the amendment of the Company’s By-Laws, with the following purposes: (a) provide a new reading to Article 3, heading and sole paragraph, in order to provide Company’s President with powers to define the exact place for headquarters, as well as to organize and terminate branches and subsidiaries, offices, departments and agencies; (b) consolidate the wording of Article 5 of By-Laws, in order to reflect the increase of capital approved in he Special General Meeting, held on 05.29.2001; (c) amend heading of Article 10 and heading of Article 38, in order to adjust them to the provisions of Act No. 10.303/01, giving them the following wording: “Article 10 — Preferred stock are not entitled to vote, except in the event of paragraph two of article 12 hereof, and the same shall be granted with priority with respect to capital reimbursement, without premium, and (a) priority with respect to minimum, non-cumulative, dividends, of six per cent (6%) per year, on the amount resulting from division of subscribed capital by the total number of shares held by the Company, or (b) receipt of dividends ten per cent (10%) higher than that assigned to each common share, prevailing always the highest between the following hypothesis (a) and (b)” and ‘‘Article 38 – In the event of dividends calculated under item (a) of Article 10, the amount corresponding to the required minimum dividend shall have priority assigned to the payment of the priority dividend of preferred stock up to the preference limit; then, they shall be paid to the titleholders of common shares, up to the same limit of the preferred stocks; the balance, if any, shall be distributed by all shares, on equal conditions.”; (d) amend Article 17 as follows: (i) add a new item to Article 17, in order to provide the Board of Directors with competence to deliberate on the issuance of simple, non-convertible, debentures, on shares and collateral ; (ii) exclude item III; (iii) remove item IV, in such a way to express the amendment made to Article 3; (iv) provide new wording to items II, VIII, IX, X and XI, establishing that limits for approval by the Board of Directors of acts set forth in those items shall be provided for in the Company’s Internal Statutes; and (v) consequently, renumber all items; (e) give new wording to Articles 19 and 27, heading, in such a way to clarify that the terms of members of the Board of Directors, respectively, shall be three (3) annual periods, re-election being permitted; (f) amend the wording of Articles 26 and 29, §3º, so as to change designation of Manager for Relations with Investors; (g) adapt the wording of Article 29, §1º, (ii), §2º, (ii) and §4º, to clarify that the Company may also be represented by an Officer together with an attorney-of-law; (h) add item (v) to §2º of Article 29, to provide Vice-President with competence to organize and terminate branches, agencies, subsidiaries, offices, departments and representations; (i) exclude item (iv) of §1º and §6º of Article 29 to reflect administrative changes carried out by the Company; (j) give new wording to item (ii), §1º of Article 37 in order to express the changes implemented by Act No. 10.303/01 to article 202 of Act No. 6.404/76; and (ii) other matters of social interest. 6 — SUMMARY OF DELIBERATIONS AND FACTS OCCURRED: The following deliberations of shareholders present in this General Meeting were unanimously approved, except for item (h) which includes votes contrary of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and, New Startel Participações Ltda: (i) the amendment of Company’s By-Laws, pursuant to: (a) amendment of Article 3, heading and sole paragraph, in order to Grant the Company’s CEO competence to define the place for the headquarters, as well as organize and terminate branches, subsidiaries, offices, departments and representations, in the national territory and abroad; (b) the consolidation in the By-Laws of the wording in Article 5, amended in the Special General Meeting held on 05.29.2001, in view of capital stock increase, when the following wording entered into effect: “Article 5 The subscribed capital stock, fully paid-in, is R$ 2.273.913.387,00 (two billion, two hundred and seventy-three million, nine hundred and thirteen thousand, three hundred and eighty-seven reais), represented by 334.399.027.592 (three hundred and thirty four billion, three hundred and ninety-nine million, twenty-seven thousand, five hundred and ninety-two) shares, being 124.369.030.532 (one hundred and twenty-four billion, three hundred and sixty-nine million, thirty thousand and five hundred and thirty-two) nominative common shares and 210.029.997.060 (two hundred and tem billion, twenty-nine million, nine hundred and ninety-seven thousand and sixty) nominative preferred shares, all without par value.”; (c) the amendment of heading of Article 10 and heading of Article 38, in order to make them fit to the provisions set forth in Act No.10.303/01, providing the following wording: “Article 10 — Preferred shares are not entitled to vote, except in the event of paragraph two of Article 12 hereof, and they shall be ensured priority with respect to reimbursement of capital, without premium, and (a) priority with respect to the payment of minimum, non-cumulative, dividends, of six per cent (6%) per year, upon the amount resulting from the division of subscribed capital by the total number of Company’s shares, or (b) receipt of dividend ten per cent (10%) higher to that attributed to each common share, always prevailing the highest between hypothesis (a) and (b)” and “Article 38 – In the event of dividends calculated under item (a) of Article 10, the amount corresponding to the required minimum dividend shall be primarily assigned to the payment of priority dividend of preferred shares up to preference limit; then, they shall be paid to titleholder of common shares up to the same limit of preferred shares; the balance, if any, shall be distributed among all shares, on equal conditions.”; (d) amendment of Article 17 as follows: (i) inclusion of a new item to Article 17, in order to grant the Board of Directors competence to deliberate on the issuance of simple, non-convertible, debentures in shares and collateral; (ii) exclusion of item III; (iii) removal of item IV, in such a way to express the amendment made to Article 3; (iv) change to items II, VIII, IX, X and XI, establishing that the limits for approval by the Board of Directors regarding the acts set forth in thereof shall be provided for in the Company’s Internal Statutes; and (v) consequently, renumbering all items; (e) amendment of Articles 19 and 27, heading, in such a way to clarify that the terms of the members of the Board of Directors, respectively, shall be three (3) annual periods, re-election being permitted; (f) amendment of the wording set forth in Articles 26 and 29, §3º, so as to change the designation of Manager for Relations with Investors; (g) adjustment of the wording set forth in Article 29, §1º, (ii), §2º, (ii) and §4º, to clarify that the Company may also be represented by an Officer together with an attorney-of-law; (h) inclusion of item (v) to §2º of Article 29, to grant Vice-President, in the absence or impediment of President, competence to organize and terminate branches, agencies, subsidiaries, offices, departments and representations in any place of the national territory and abroad; (i) exclusion of item (iv) of §1º and §6º of Article 29 to reflect administrative changes carried out by the Company to the Executive Board; (j) the amendment of item (ii), §1º of Article 37 in order to express the changes implemented by Act No. 10.303/01 to article 202 of Act No. 6.404/76; and (ii) the Company’s By-laws consolidation was approved, which, dully initialed, now is part to this minutes as ANNEX I, and contrary votes were found by the following shareholders, Bellsouth Corporation RFA Veba Trust, The California State Teachers Ret Syst and Foreign&Colonial Latin American Exempt Fun. 7 – CLARIFICATIONS: The transcription of these minutes in its summary form was authorized, released publication of shareholder’s signatures that attended the General Meeting, under the term set forth in Article 130, § 1º and § 2º, of Act No. 6.404/76. 8 — CLOSING: In the absence of other matters to be discussed, the works were finished and the General Meeting was suspended for the time required to transcribe these minutes, which, read and agreed upon, was approved and signed by all present members.

DANIEL ELDON CRAWFORD
Chairman

PEDRO ANTÔNIO BATISTA MARTINS
Secretary

JORGE LUIS RODRIGUEZ
Company’s CEO

NORBERT GLATT
Manager for Relation with Company’s Investors

RUI DELL’AVANZI
Member of the Statutory Audit Committee

SHAREHOLDERS:

Startel — Participações Ltda.

New Startel Participações Ltda.

Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI

Fundo Bradesco Templenton — de Valor e Liquidez — Fundo de Investimento em Ações

Bellsouth Corporation RFA Veba Trust

The California State Teachers Retirement System

Foreign & Colonial Latin America Exempt Fund

Gilberto Souza Esmeraldo

Luiz Fernando Motta Rodrigues

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2003

Embratel Participações S.A.

By:	/S/ Daniel Eldon Crawford
Daniel Eldon Crawford Title: President

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.